November 8, 2012

Mr. Martin James

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	China Kanghui Holdings
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-34840

Dear Mr. James:

On behalf of China Kanghui Holdings (“Kanghui” or the “Company”), set forth below are our responses to your comment letter dated October 25, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Kanghui’s corresponding responses. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kanghui responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

Operating Activities, page 78

1.	We note your response to prior comment 3. Please address the following:

•

Please describe how your aging for international and OEM sales reflects the amounts due from Shanghai Medical. On page 7 of your response, you note that RMB 23.7 million of the accounts receivable is related to Shanghai Medical and has a DSO of 196 days as of June 30, 2012. Please clarify whether these amounts are classified as domestic or international accounts receivables and provide us a separate aging for those amounts.

The Company respectfully advises the Staff that the total amount due from Shanghai Medical as at June 30, 2012 is RMB30.8 million (approximately 83.3% of the Company’s total International & OEM Sales - Net accounts receivable of RMB36.9 million as of June 30, 2012), of which is all related to its international and OEM sales as follows:

	< 3 months RMB	3-6 months RMB	6-12 months RMB	1-2 years RMB	2-3 years RMB	Total RMB
International sales	13,772,678	9,939,666	—	—	—	23,712,344
OEM sales	5,478,711	1,094,801	490,253	—	336,146	7,399,911

Gross accounts receivable	19,251,389	11,034,467	490,253	—	336,146	31,112,255

Bad debt provision	—	—	—	—	(336,146)	(336,146)

Net accounts receivable	19,251,389	11,034,467	490,253	—	—	30,776,109

•

In future filings please describe and quantify in greater detail the impact the long outstanding receivables from Shanghai Medical have had on your liquidity, accounts receivable and DSO. We note your current disclosure does not describe or quantify for investors the amounts outstanding, how the receivables are settled or that there is a delay in receiving the VAT refund.

The Company respectfully advises the Staff that the Company will expand its disclosure in the Form 20-F to be filed in the future to include a discussion regarding how the accounts receivables are settled, the delay in receiving the VAT refund and the impact the long outstanding receivables from Shanghai Medical have had on the Company’s liquidity, accounts receivable and DSO.

* * * * *

If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Jim Hildebrandt at +86-21-2307-7074 or send him an email at jhildebrandt@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Libo Yang, Kanghui
Ms. Sarah Wang, Kanghui

cc:	Mr. Jeff Tang, Ernst & Young Hua Ming LLP

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